Exhibit 99.1

4Front to Webcast Live at the KCSA Cannabis/Psychedelic Virtual Investor Conference on April 20th

Company invites individual and institutional investors, as well as advisors and analysts, to attend real-time, interactive presentations on VirtualInvestorConferences.com

PHOENIX, Arizona, April 16, 2020 -- 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) (“4Front” or the “Company“) announced today that Andrew Thut, Chief Investment Officer, will present live at VirtualInvestorConferences.com on April 20th.

DATE: Monday, April 20th

TIME: 12:00 pm ET – 12:30 pm ET

LINK: https://tinyurl.com/0420-KCSAVIC

This will be a live, interactive online event where investors are invited to ask the company questions in real-time. If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available after the event.

It is recommended that investors pre-register and run the online system check to expedite participation and receive event updates.

Learn more about the event at www.virtualinvestorconferences.com.

Recent Company Highlights

●	4Front Ventures to begin producing hand sanitizer at its Washington production facility in an effort to protect vulnerable populations from the spread of COVID-19. In partnership with the Last Prisoner Project, starting on April 20, the organizations will donate a portion of the subsequent hand sanitizer bottles to select prison populations in need of supplies.
●	4Front Ventures announced management changes, including Leo Gontmakher as CEO, updated capital plan and strong business performance to support goal of achieving positive cash flow in second half of 2020
●	4Front’s Pure Ratios wellness brand shows significant growth with the product featured at a Super Bowl Event in Miami

To be added to the email distribution list, please email 4FrontIR@kcsa.com with “4Front” in the subject.

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About 4Front Ventures Corp.

4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, and a strategic asset base. From plant genetics to the cannabis retail experience, 4Front’s team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front’s website.

About Virtual Investor Conferences®
Virtual Investor Conferences (VIC) is the leading proprietary investor conference series that provides an interactive forum for publicly-traded companies to meet and present directly with investors.

A real-time solution for investor engagement, Virtual Investor Conferences is part of OTC Market Group's suite of investor relations services specifically designed for more efficient Investor Access.  Replicating the look and feel of on-site investor conferences, Virtual Investor Conferences combine leading-edge conferencing and investor communications capabilities with a comprehensive global investor audience network.

Investor Contact
Andrew Thut, Chief Investment Officer
IR@4frontventures.com
602-633-3067

Phil Carlson / Elizabeth Barker
4FrontIR@kcsa.com

212-896-1233 / 212-896-1203

Media Contact
Anne Donohoe / Nick Opich
KCSA Strategic Communications
adonohoe@kcsa.com / nopich@kcsa.com
212-896-1265 / 212-896-1206

Virtual Investor Conferences

John M. Viglotti

SVP Corporate Services, Investor Access

OTC Markets Group

(212) 220-2221

johnv@otcmarkets.com

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures’ periodic filings with securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States, expectations regarding the COVID-19 pandemic, future revenue or Adjusted EBITDA expectations, and other statements regarding future developments of the business.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.